UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

NRG ENERGY, INC.

(Name Of Subject Company (Issuer))

XCEL ENERGY INC.

AND
NRG ACQUISITION COMPANY, LLC
(Names Of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01

PER SHARE, OF NRG ENERGY, INC.
(Title Of Class Of Securities)

629377-10-2

(Cusip Number Of Class Of Securities)

XCEL ENERGY INC.

800 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55402
(612) 330-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:

ROBERT A. YOLLES, ESQ.
PETER D. CLARKE, ESQ.
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, Illinois 60601
(312) 782-3939

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 2. SUBJECT COMPANY INFORMATION.
ITEM 8. INTEREST IN SECURITIES OF SUBJECT COMPANY.
ITEM 11. ADDITIONAL INFORMATION.

      This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) as filed on March 13, 2002 by Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”), and NRG Acquisition Company, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Xcel Energy (the “Purchaser”), relating to the offer by Xcel Energy, on behalf of and as agent for the Purchaser, to exchange shares of Xcel Energy common stock, par value $2.50 per share, including the associated share purchase rights, for each outstanding share of common stock, par value $0.01 per share, of NRG Energy, Inc., a Delaware corporation, upon the terms and subject to the conditions set forth in Xcel Energy’s prospectus, dated March 13, 2002, and in the related letter of transmittal (as they may be amended or supplemented), copies of each of which have been filed as an Exhibit to the Schedule TO. Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Schedule TO.

ITEM 2.  SUBJECT COMPANY INFORMATION.

      The third to last row of the table under the caption “Comparative Stock Prices and Dividends” on page 33 of the prospectus is hereby amended to read in its entirety as follows:

Second Quarter	$23.81	$19.50	$.371	$18.44	$15.75

ITEM 8.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

      The third to last row of the table under the caption “Interests of Xcel Energy and the Directors and Executive Officers of Xcel Energy — Shares of NRG” on page 88 of the prospectus is hereby amended to read in its entirety as follows:

W. Thomas Stevens	1,000

ITEM 11.  ADDITIONAL INFORMATION.

      The information provided under the caption “The Offer — Certain Legal and Regulatory Approvals — Approval Under the Public Utility Holding Company Act” on page 47 of the prospectus is hereby amended by adding to the end thereof the following:

“On March 14, 2002, we filed our application with the SEC requesting the issuance of an order under PUHCA authorizing us to complete the offer and merger.”

      The third to last paragraph under the caption “The Offer — Stockholder Litigation” on page 49 of the prospectus is hereby amended by adding the following sentence to the end thereof:

“On March 13, 2002, this lawsuit was removed to federal court in Minnesota by the defendants.”

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XCEL ENERGY INC.

By:	/s/ EDWARD J. MCINTYRE

EDWARD J. MCINTYRE
Vice President and Chief Financial Officer

NRG ACQUISITION COMPANY, LLC

By:	/s/ PAUL E. PENDER

PAUL E. PENDER
Treasurer

Dated the 18th day of March, 2002